UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces election of new Chief Institutional Relations Officer

Rio de Janeiro, May 29, 2019 - Petróleo Brasileiro S.A.—Petrobras reports that its Board of Directors, at a meeting held today, elected Mr. Roberto Furian Ardenghy for the position of Chief Institutional Relations Officer.

Roberto Ardenghy holds a B.A. in Law from the Federal University of Santa Maria and holds graduate degrees in International Relations and Diplomacy, from the Diplomatic Academy of Rio Branco Institute, and Economics of Oil and Gas, from COPPE at the Federal University of Rio de Janeiro.

Along his professional diplomatic career, he has held a number of positions in the Federal Government in Brasília, in the Civil Affairs of the Presidency of the Republic and in the Ministries of Foreign Affairs, Justice, Development, Industry and Trade, the Federal Administration Secretariat and the Brazilian Embassies in Washington and Buenos Aires.

In the period from 2002 to 2007, worked as Chief of Staff, President of the Ethics Committee and Head of Downstream at the National Petroleum Agency - ANP. From 2007 to 2011, he served as Corporate Relations Manager at BG E&P Brasil. He was a member of the Upstream Committee of the Brazilian Petroleum Institute and Director of the American Chamber of Commerce of Rio de Janeiro - AmCham Rio.

Roberto Ardenghy was a deputy professor of International Law at the Cândido Mendes School, Ipanema Campus, and for the graduate courses in oil at the Brazilian Petroleum Institute and the COPPE-Federal University of Rio de Janeiro.

He returned to the Federal Government in 2012 and was transferred to Houston as Deputy Consul General and Head of the Department of Trade and Investments Promotion. He was also Honorary President of the Brazil-Texas Chamber of Commerce (BRATECC) and Deputy Consul General at the Brazilian Consulate General in New York from May 2017 to January 2019. Since then, he has held the position of Chief of Staff of the CEO Office at Petrobras.

The appointment of the new Executive Officer was previously reviewed by the People Committee of Petrobras Board of Directors.

The creation of the new Executive Office aims to maximize the synergy of structures that have as main objective the company’s relationship with its stakeholders, strengthening business communication and brand management activities, social and environmental project initiatives, and external relations with Public Authorities as advocate of interests of key matters for the company.

The Strategy, Organization and Management System Office was extinguished, and its activities distributed considering the existent opportunities and synergies in other areas.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer